                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number 001-32249
                                                                      ---------

                                 DEX MEDIA, INC.
                                 ---------------
             (Exact name of registrant as specified in its charter)

         1001 WINSTEAD DRIVE, CARY, NORTH CAROLINA 27513, (919) 297-1600
         ---------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         PREFERRED STOCK PURCHASE RIGHTS
                         -------------------------------
            (Title of each class of securities covered by this Form)

                                      NONE
                                      ----
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]                         Rule 12h-3(b)(1)(i)    [X]
Rule 12g-4(a)(1)(ii)   [ ]                         Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(2)(i)    [ ]                         Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(ii)   [ ]                         Rule 12h-3(b)(2)(ii)   [ ]
                                                   Rule 15d-6             [ ]

         Approximate number of holders of record as of the certification or notice date: LESS THAN 300 PERSONS
             ---------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934, DEX MEDIA, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  March 16, 2006                By:  /s/ Robert J. Bush
       ---------------                    ------------------------------
                                          Name:  Robert J. Bush
                                          Title: Secretary of Dex Media, Inc.
                                                 (f/k/a Forward Acquisition
                                                 Corp., successor to the merger
                                                 of Dex Media, Inc. with and
                                                 into Forward Acquisition Corp.)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.